                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
                   (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)


                             Spacelabs Medical, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    846247104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

                                Page 1 of 4 pages

-------------------                                            -----------------
CUSIP NO. 846247104                   13G                      PAGE 2 OF 4 PAGES
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
            Carl A. Lombardi
--------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
            Not Applicable                                              (b) [ ]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America
--------------------------------------------------------------------------------
  NUMBER OF    5   SOLE VOTING POWER
   SHARES                937,681 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     6   SHARED VOTING POWER
    EACH                 0 shares
  REPORTING    -----------------------------------------------------------------
   PERSON      7   SOLE DISPOSITIVE POWER
    WITH                 931,827 shares
               -----------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER
                         0 shares
--------------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            937,681 shares
--------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                                     [ ]
            Not Applicable
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            9.0 %
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*
            IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                Page 2 of 4 Pages

                                  SCHEDULE 13G
                                   - - - - -

Item    1(a)   Name of Issuer:
                      Spacelabs Medical, Inc.

        1(b)   Address of Issuer's Principal Executive Offices:
                      15220 N.E. 40th Street
                      Redmond, WA 98052

Item    2(a)   Name of Person Filing:
                      Carl A. Lombardi

        2(b)   Address of Principal Business Office or, if None, Residence:
                      15220 N.E. 40th Street
                      Redmond, WA 98052

        2(c)   Citizenship:
                      United States of America

        2(d)   Title of Class of Securities:
                      Common Stock

        2(e)   CUSIP Number:
                      846247104

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

                      Not Applicable.

Item    4      Ownership.

        4(a)   Amount beneficially owned:
                      937,681 shares

        4(b)   Percent of class:
                      9.0%

        4(c)   Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:
                      937,681 shares

               (ii)   Shared power to vote or to direct the vote:
                      0 shares

                                Page 3 of 4 Pages

               (iii)  Sole power to dispose or to direct the disposition of:
                      931,827 shares
                      (excludes 5,854 shares contributed by the issuer to Mr. Lombardi's 401(k) account)

               (iv)   Shared power to dispose or to direct the disposition of:
                      0 shares

Item    5      Ownership of Five Percent or Less of a Class.
               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

                      Not Applicable.

Item    6      Ownership of More than Five Percent on Behalf of Another Person.
                      Not Applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                      Not Applicable.

Item    8      Identification and Classification of Members of the Group.
                      Not Applicable.

Item    9      Notice of Dissolution of Group.
                      Not Applicable.

Item    10     Certifications.
                      Not Applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   February 14, 2001
                                             ------------------------------
                                                      (Date)

                                                   /s/ Carl A. Lombardi
                                             ------------------------------
                                                   (Signature)

                                                   Carl A. Lombardi
                                             ------------------------------
                                                   (Name/Title)


                                Page 4 of 4 pages